Exhibit 99.1
MARTIN MIDSTREAM GP LLC
CONSOLIDATED AND CONDENSED BALANCE SHEETS
(Dollars in thousands)

	March 31,	December 31,
	2008	2007
	(Unaudited)	(Audited)
Assets
Cash	$6,918	$4,113
Accounts and other receivables, less allowance for doubtful accounts of $298 and $212	96,493	88,039
Product exchange receivables	10,244	10,912
Inventories	51,051	51,798
Due from affiliates	3,908	2,325
Other current assets	1,743	819

Total current assets	170,357	158,006

Property, plant and equipment, at cost	478,265	441,117
Accumulated depreciation	(103,025)	(98,080)

Property, plant and equipment, net	375,240	343,037

Goodwill	37,405	37,405
Investment in unconsolidated entities	75,664	75,690
Other assets, net	8,937	9,439

	$667,603	$623,577

Liabilities and Members’ Equity

Current installments of long-term debt	$1	$21
Trade and other accounts payable	123,927	104,598
Product exchange payables	21,875	24,554
Due to affiliates	8,206	9,323
Income taxes payable	1,100	974
Other accrued liabilities	12,533	13,941

Total current liabilities	167,642	153,441

Long-term debt	255,000	225,000
Deferred income taxes	9,223	9,244
Other long-term obligations	9,914	2,666

Total liabilities	441,779	390,321

Minority interests	223,952	231,737
Members’ equity	1,872	1,519

	225,824	233,256

Commitments and contingencies
	$667,603	$623,577

See accompanying notes to the consolidated and condensed balance sheets.

MARTIN MIDSTREAM GP LLC.
NOTES TO CONSOLIDATED AND CONDENSED FINANCIAL STATEMENTS
(Dollars in thousands, except where otherwise indicated)
March 31, 2008
(Unaudited)
(1) ORGANIZATION AND DESCRIPTION OF BUSINESS
     Martin Midstream GP LLC (the “General Partner”) is a single member Delaware limited liability company formed on September 21, 2002 to become the general partner of Martin Midstream Partners L.P. (the “Company”). The General Partner owns a 2% general partner interest and incentive distribution rights in the Company. The General Partner is a wholly owned subsidiary of Martin Resource Management Corporation (“Martin Resource Management”).
     In September 2005 the FASB ratified EITF Issue 04-5, a framework for addressing when a limited company should be consolidated by its general partner. The framework presumes that a sole general partner in a limited company controls the limited company, and therefore should consolidate the limited company. The presumption of control can be overcome if the limited partners have (a) the substantive ability to remove the sole general partner or otherwise dissolve the limited company or (b) substantive participating rights. The EITF reached a conclusion on the circumstances in which either kick-out rights or participating rights would be considered substantive and preclude consolidation by the general partner. Based on the guidance in the EITF, the General Partner concluded that the Company should be consolidated. As such, the accompanying balance sheets have been consolidated to include the General Partner and the Company.
     The Company is a publicly traded limited partnership which provides terminalling and storage services for petroleum products and by-products, natural gas services, marine transportation services for petroleum products and by-products, sulfur gathering, processing and distribution and fertilizer manufacturing and distribution.
     On November 10, 2005, the Company acquired Prism Gas Systems I, L.P. (“Prism Gas”) which is engaged in the gathering, processing and marketing of natural gas and natural gas liquids, predominantly in Texas and northwest Louisiana. Through the acquisition of Prism Gas, the Company also acquired 50% ownership interest in Waskom Gas Processing Company (“Waskom”), the Matagorda Offshore Gathering System (“Matagorda”), and the Panther Interstate Pipeline Energy LLC (“PIPE”) each accounted for under the equity method of accounting.
     The petroleum products and by-products the Company collects, transports, stores and distributes are produced primarily by major and independent oil and gas companies who often turn to third parties, such as the Company, for the transportation and disposition of these products. In addition to these major and independent oil and gas companies, the Company’s primary customers include independent refiners, large chemical companies, fertilizer manufacturers and other wholesale purchasers of these products. The Company operates primarily in the Gulf Coast region of the United States, which is a major hub for petroleum refining, natural gas gathering and processing and support services for the exploration and production industry.
(2) SIGNIFICANT ACCOUNTING POLICIES
     (a) Principles of Presentation and Consolidation
     The consolidated and condensed balance sheets include the financial position of the General Partner and the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. As the General Partner only has a 2% interest in the Company, the remaining 98% not owned is shown as minority interests in the consolidated balance sheets. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by FASB Interpretation No 46(R) Consolidation of Variable Interest Entities (“FIN 46R”) and to assess whether they are the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated and condensed balance sheets in accordance with FIN 46(R). No such variable interest entities exist as of March 31, 2008 and December 31, 2007.
     (b) Use of Estimates

MARTIN MIDSTREAM GP LLC.
NOTES TO CONSOLIDATED AND CONDENSED FINANCIAL STATEMENTS
(Dollars in thousands, except where otherwise indicated)
March 31, 2008
(Unaudited)
     Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated and condensed balance sheets in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.
     (c) Unit Grants
     The Company issued 1,000 restricted common units to each of its three independent, non-employee directors under its long-term incentive plan in January 2006. These units vest in 25% increments on the anniversary of the grant date each year and will be fully vested in January 2010.
     The Company issued 1,000 restricted common units to each of its three independent, non-employee directors under its long-term incentive plan in May 2007. These units vest in 25% increments beginning in January 2008 and will be fully vested in January 2011.
     The Company accounts for the transaction under Emerging Issues Task Force 96-18 “Accounting for Equity Instruments That are Issued to other than Employees For Acquiring, or in Conjunction with Selling, Goods or Services.” The General Partner contributed cash of $2 in January 2006 and $3 in May 2007 to the Company in conjunction with the issuance of these restricted units in order to maintain its 2% general partner interest in the Company.
     (d) Incentive Distribution Rights
     The General Partner holds a 2% general partner interest and certain incentive distribution rights in the Company.  Incentive distribution rights represent the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution, any cumulative arrearages on common units, and certain target distribution levels have been achieved.  The Company is required to distribute all of its available cash from operating surplus, as defined in the partnership agreement.  The target distribution levels entitle the General Partner to receive 15% of quarterly cash distributions in excess of $0.55 per unit until all unitholders have received $0.625 per unit, 25% of quarterly cash distributions in excess of $0.625 per unit until all unitholders have received $0.75 per unit, and 50% of quarterly cash distributions in excess of $0.75 per unit. For the three months ended March 31, 2008 and 2007 the General Partner received $501 and $163, respectively, in incentive distributions.
     (e) Reclassification
     The Company made a reclassification to the consolidated balance sheet for the year ended December 31, 2007 to properly classify current and long-term derivative liabilities. This reclassification had no impact on the total liabilities reported in consolidated balance sheet for the year ended December 31, 2007.
     (f) Income Taxes
     The Company is a disregarded entity for federal income tax purposes. Its activity is included in the consolidated federal income tax return of Martin Resource Management; however, for financial reporting purposes, current federal income taxes are computed and recorded as if the General Partner filed a separate federal income tax return. The Company’s subsidiary, Woodlawn Pipeline Company Co., Inc. (“Woodlawn”), is subject to income taxes. In connection with the Woodlawn acquisition, a deferred tax liability of $8,964 was established associated with book and tax basis differences of the acquired assets and liabilities. The basis differences are primarily related to property, plant and equipment.
     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary

MARTIN MIDSTREAM GP LLC.
NOTES TO CONSOLIDATED AND CONDENSED FINANCIAL STATEMENTS
(Dollars in thousands, except where otherwise indicated)
March 31, 2008
(Unaudited)
differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax liabilities relating primarily to book and tax basis differences of the acquired assets of Woodlawn, and the timing of recognizing Company earnings and insurance expense totaled $9,223 and $9,254 ($10 of which is included in other accrued liabilities) at March 31, 2008 and December 31, 2007, respectively.
     The operations of the Company are generally not subject to income taxes and as a result, the Company’s income is taxed directly to its owners, except for the Texas Margin Tax as described below and the taxes associated with Woodlawn as previously discussed.
     On May 18, 2006, the Texas Governor signed into law a Texas margin tax (H.B. No. 3) which restructures the state business tax by replacing the taxable capital and earned surplus components of the current franchise tax with a new “taxable margin” component.  Since the tax base on the Texas margin tax is derived from an income-based measure, the margin tax is construed as an income tax and, therefore, the provisions of SFAS 109 regarding the recognition of deferred taxes apply to the new margin tax.  In accordance with SFAS 109, the effect on deferred tax assets of a change in tax law should be included in tax expense attributable to continuing operations in the period that includes the enactment date.   Therefore, the Company has calculated its deferred tax assets and liabilities for Texas based on the new margin tax. The cumulative effect of the change and subsequent changes in deferred tax assets and liabilities are immaterial. At March 31, 2008 and December 31, 2007, the Company has recorded a liability attributable to the Texas Margin tax of $184 and $538, respectively.
(3) NEW ACCOUNTING PRONOUNCEMENTS
     In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS 157-2, which delayed the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statement on a recurring basis, to fiscal years beginning after November 15, 2008. On January 1, 2008, the Company adopted the portion of SFAS No. 157 that was not delayed, and since the Company’s existing fair value measurements are consistent with the guidance of the Statement, the partial adoption of SFAS No. 157 did not have a material impact on the Company’s consolidated and condensed financial statements. The adoption of the deferred portion of the SFAS No. 157 on January 1, 2009 is not expected to have a material impact on the Company’s consolidated and condensed financial statements. See Note 3 for expanded disclosures about fair value measurements.
     In February 2007, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (SFAS No. 159). SFAS No. 159 permits the Company to choose, at specified election dates, to measure eligible items at fair value (the “fair value option”). The Company would report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting period. This accounting standard is effective as of the beginning of the first fiscal year that begins after November 15, 2007 but is not required to be applied. The Company currently has no plans to apply SFAS No. 159.
     In December 2007, the FASB revised SFAS No. 141, “Business Combinations,” to establish revised principles and requirements for how entities will recognize and measure assets and liabilities acquired in a business combination. SFAS No. 141 is effective for business combinations completed on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will apply the guidance of SFAS No. 141 to business combinations completed on or after January 1, 2009.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.” SFAS No. 160 establishes accounting and reporting standards for the

MARTIN MIDSTREAM GP LLC.
NOTES TO CONSOLIDATED AND CONDENSED FINANCIAL STATEMENTS
(Dollars in thousands, except where otherwise indicated)
March 31, 2008
(Unaudited)
noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS NO. 160 is effective on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact of adopting SFAS No. 160 on January 1, 2009.
     In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133.” SFAS No. 161 requires enhanced disclosures about an entity’s derivative and hedging activities. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company is evaluating the additional disclosures required by SFAS No. 161 beginning January 1, 2009.
(4) FAIR VALUE MEASUREMENTS
     During the first quarter of 2008, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 157, Fair Value Measurements (FAS 157). FAS 157 established a framework for measuring fair value and expanded disclosures about fair value measurements. The adoption of FAS 157 had no impact on the Company’s financial position or results of operations.
     FAS 157 applies to all assets and liabilities that are being measured and reported on a fair value basis. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that each asset and liability carried at fair value be classified into one of the following categories:
     Level 1: Quoted market prices in active markets for identical assets or liabilities.
     Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
     Level 3: Unobservable inputs that are not corroborated by market data.
     The Company’s derivative instruments which consist of commodity and interest rate swaps are required to be measured at fair value on a recurring basis. The fair value of the Company’s derivative instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Refer to Notes 7 and 8 for further information on the Company’s derivative instruments and hedging activities.
     As prescribed by the FAS 157 levels listed above, the Company considers the Company’s derivative assets and liabilities as Level 2. The net fair value of the Company’s assets and liabilities measured on a recurring basis was a liability of $16,722 and $9,843 at March 31, 2008 and December 31, 2007, respectively.
(5) ACQUISITIONS
     (a) Stanolind Assets
     In January 2008, The Company acquired 7.8 acres of land, a deep water dock and two sulfuric acid tanks at its Stanolind terminal in Beaumont, Texas from Martin Resource Management for $5,983 which was allocated to property, plant and equipment. The Company entered into a lease agreement with Martin Resource Management for use of the sulfuric acid tanks.
     (b) Asphalt Terminal
     In October 2007, the Company acquired the asphalt assets of Monarch Oil, Inc. and related companies (“Monarch Oil”) for $3,927 which was allocated to property, plant and equipment. The results of Monarch Oil’s operations have been included in the consolidated and condensed balance sheets beginning October 2, 2007. The assets are located in Omaha, Nebraska. The Company entered into an agreement with Martin Resource

MARTIN MIDSTREAM GP LLC.
NOTES TO CONSOLIDATED AND CONDENSED FINANCIAL STATEMENTS
(Dollars in thousands, except where otherwise indicated)
March 31, 2008
(Unaudited)
Management, whereby Martin Resource Management will operate the facilities through a terminalling service agreement based upon throughput rates and will bear all additional expenses to operate the facility.
     (c) Lubricants Terminal
     In June 2007, the Company acquired all of the operating assets of Mega Lubricants Inc. (“Mega Lubricants”) located in Channelview, Texas. The results of Mega Lubricant’s operations have been included in the consolidated and condensed beginning June 13, 2007. The excess of the fair value over the carrying value of the assets was allocated to all identifiable assets. After recording all identifiable assets at their fair values, the remaining $1,020 was recorded as goodwill. The goodwill was a result of Mega Lubricant’s strategically located assets combined with the Company’s access to capital and existing infrastructure. This will enhance the Company’s ability to offer additional lubricant blending and truck loading and unloading services to customers. In accordance with FAS 142, the goodwill will not be amortized but tested for impairment. The terminal is located on 5.6 acres of land, and consists of 38 tanks with a storage capacity of approximately 15,000 Bbls, pump and piping infrastructure for lubricant blending and truck loading and unloading operations, 34,000 square feet of warehouse space and an administrative office.
     The purchase price of $4,738, including two three-year non-competition agreements totaling $530 and goodwill of $1,020, was allocated as follows:

Current assets	$446
Property, plant and equipment, net	3,042
Goodwill	1,020
Other assets	530
Other liabilities	(300)

Total	$4,738

     In connection with the acquisition, the Company borrowed approximately $4,600 under its credit facility.
     (d) Woodlawn Pipeline Co., Inc.
     On May 2, 2007, the Company, through its subsidiary Prism Gas, acquired 100% of the outstanding stock of Woodlawn. The results of Woodlawn’s operations have been included in the consolidated and condensed balance sheets beginning May 2, 2007. The excess of the fair value over the carrying value of the assets was allocated to all identifiable assets. After recording all identifiable assets at their fair values, the remaining $8,785 was recorded as goodwill. The goodwill was a result of Woodlawn’s strategically located assets combined with the Company’s access to capital and existing infrastructure. This will enhance the Company’s ability to offer additional gathering services to customers through internal growth projects including natural gas processing, fractionation and pipeline expansions as well as new pipeline construction. In accordance with FAS 142, the goodwill will not be amortized but tested for impairment.
     Woodlawn is a natural gas gathering and processing company which owns integrated gathering and processing assets in East Texas. Woodlawn’s system consists of approximately 135 miles of natural gas gathering pipe, approximately 36 miles of condensate transport pipe and a 30 Mcf/day processing plant. Prism Gas also acquired a nine-mile pipeline, from a Woodlawn related party, that delivers residue gas from Woodlawn to the Texas Eastern Transmission pipeline system.
     The selling parties in this transaction were Lantern Resources, L.P., David P. Deison, and Peak Gas Gathering L.P. The final purchase price, after final adjustments for working capital, was $32,606 and was funded by borrowings under the Company’s credit facility.

MARTIN MIDSTREAM GP LLC.
NOTES TO CONSOLIDATED AND CONDENSED FINANCIAL STATEMENTS
(Dollars in thousands, except where otherwise indicated)
March 31, 2008
(Unaudited)
     The purchase price of $32,606, including four two-year non-competition agreements and other intangibles reflected as other assets, was allocated as follows:

Current assets	$4,297
Property, plant and equipment, net	29,101
Goodwill	8,785
Other assets	3,339
Current liabilities	(3,889)
Deferred income taxes	(8,964)
Other long-term obligations	(63)

Total	$32,606

     The identifiable intangible assets of $3,339 are subject to amortization over a weighted-average useful life of approximately ten years. The intangible assets include four non-competition agreements totaling $40, customer contracts associated with the gathering and processing assets of $3,002, and a transportation contract associated with the residue gas pipeline of $297.
     In connection with the acquisition, the Company borrowed approximately $33,000 under its credit facility.
(6) INVENTORIES
     Components of inventories at March 31, 2008 and December 31, 2007 were as follows:

	March 31,	December 31,
	2008	2007
Natural gas liquids	$15,967	$31,283
Sulfur	17,215	7,490
Sulfur Based Products	9,542	6,626
Lubricants	5,779	5,345
Other	2,548	1,054

	$51,051	$51,798

(7) RELATED PARTY TRANSACTIONS
     Amounts due to and due from affiliates in the consolidated balance sheets as of March 31, 2008 (unaudited) and December 31, 2007, are primarily with Martin Resource Management and its affiliates and Waskom.
     The General Partner’s balances are primarily related to (1) Company cash distributions that were paid to a related party on behalf of the General Partner and (2) director fees that were paid by a related party on behalf of the General Partner. The Company contributions and distributions have been eliminated in the accompanying consolidated balance sheet.
     The Company’s balances are related to transactions involving the purchase and sale of NGL products, lube oil products, sulfur and sulfuric acid products, fertilizer products; land and marine transportation services; terminalling and storage services, and other purchases of products and services representing operating expenses.
(8) INVESTMENT IN UNCONSOLIDATED COMPANIES AND JOINT VENTURES
     The Company, through its Prism Gas subsidiary, owns 50% of the ownership interests in Waskom, Matagorda, PIPE and a 20% ownership interest in a partnership, which owns the lease rights to Bosque County Pipeline (“BCP”). Each of these interests is accounted for under the equity method of accounting.

MARTIN MIDSTREAM GP LLC.
NOTES TO CONSOLIDATED AND CONDENSED FINANCIAL STATEMENTS
(Dollars in thousands, except where otherwise indicated)
March 31, 2008
(Unaudited)
     In accounting for the acquisition of the interests in Waskom, Matagorda and PIPE, the carrying amount of these investments exceeded the underlying net assets by approximately $46,176. The difference was attributable to property and equipment of $11,872 and equity method goodwill of $34,304. The excess investment relating to property and equipment is being amortized over an average life of 20 years, which approximates the useful life of the underlying assets. The remaining unamortized excess investment relating to property and equipment was $10,537 and $10,685 at March 31, 2008 and December 31, 2007, respectively. The equity-method goodwill is not amortized in accordance with SFAS 142; however, it is analyzed for impairment annually. No impairment was recognized in the first three months of 2008.
     As a partner in Waskom, the Company receives distributions in kind of natural gas liquids that are retained according to Waskom’s contracts with certain producers. The natural gas liquids are valued at prevailing market prices. In addition, cash distributions are received and cash contributions are made to fund operating and capital requirements of Waskom.
     Activity related to these investment accounts is as follows:

	Waskom	PIPE	Matagorda	BCP	Total
Investment in unconsolidated entities, December 31, 2007	$70,237	$1,582	$3,693	$178	$75,690

Distributions in kind	(2,580)	—	—	—	(2,580)
Distributions from (contributions to) unconsolidated entities for operations	(506)	—	—	—	(506)
Cash distributions	(300)	(105)	(45)	—	(450)
Equity in earnings:
Equity in earnings (losses) from operations	3,640	12	47	(41)	3,658
Amortization of excess investment	(137)	(4)	(7)	—	(148)

Investment in unconsolidated entities, March 31, 2008	$70,354	$1,485	$3,688	$137	$75,664

	Waskom	PIPE	Matagorda	BCP	Total
Investment in unconsolidated entities, December 31, 2006	$64,937	$1,718	$3,786	$210	$70,651

Distributions in kind	(1,853)	—	—	—	(1,853)
Distributions from (contributions to) unconsolidated entities for operations	3,883	—	—	—	3,883
Cash distributions	(1,125)	(200)	—	—	(1,325)
Equity in earnings:
Equity in earnings from operations	1,864	293	74	(33)	2,198
Amortization of excess investment	(137)	(4)	(7)	—	(148)

Investment in unconsolidated entities, March 31, 2007	$67,569	$1,807	$3,853	$177	$73,406

     Select financial information for significant unconsolidated equity method investees is as follows:

Three Months Ended
	As of March 31		March 31
		Partner’s		Net
	Total Assets	Capital	Revenues	Income
2008
Waskom	$67,666	$57,658	$26,733	$7,280

As of December 31
2007
Waskom	$66,772	$57,149	$14,799	$3,729

MARTIN MIDSTREAM GP LLC.
NOTES TO CONSOLIDATED AND CONDENSED FINANCIAL STATEMENTS
(Dollars in thousands, except where otherwise indicated)
March 31, 2008
(Unaudited)
(9) LONG-TERM DEBT
     At March 31, 2008 and December 31, 2007, long-term debt consisted of the following:

	March 31,	December 31,
	2008	2007
**$195,000 Revolving loan facility at variable interest rate (6.13%* weighted average at March 31, 2008), due November 2010 secured by substantially all of our assets, including, without limitation, inventory, accounts receivable, vessels, equipment, fixed assets and the interests in our operating subsidiaries and equity method investees	$125,000	$95,000
***$130,000 Term loan facility at variable interest rate (6.99%* at March 31, 2008), due November 2010, secured by substantially all of our assets, including, without limitation, inventory, accounts receivable, vessels, equipment, fixed assets and the interests in our operating subsidiaries	130,000	130,000

Other secured debt maturing in 2008, 7.25%	1	21

Total long-term debt	255,001	225,021
Less current installments	1	21

Long-term debt, net of current installments	$255,000	$225,000

*	Interest rate fluctuates based on the LIBOR rate plus an applicable margin set on the date of each advance. The margin above LIBOR is set every three months. Indebtedness under the credit facility bears interest at either LIBOR plus an applicable margin or the base prime rate plus an applicable margin. The applicable margin for revolving loans that are LIBOR loans ranges from 1.50% to 3.00% and the applicable margin for revolving loans that are base prime rate loans ranges from 0.50% to 2.00%. The applicable margin for term loans that are LIBOR loans ranges from 2.00% to 3.00% and the applicable margin for term loans that are base prime rate loans ranges from 1.00% to 2.00%. The applicable margin for existing borrowings is 2.00%. Effective April 1, 2008, the applicable margin for existing borrowings will remain 2.00%. As a result of our leverage ratio test as of March 31, 2008, effective July 1, 2008, the applicable margin for existing borrowings will increase to 2.50%. The Company incurs a commitment fee on the unused portions of the credit facility.

**	Effective January, 2008, the Company entered into a cash flow hedge that swaps $25,000 of floating rate to fixed rate. The fixed rate cost is 3.400% plus the Company’s applicable LIBOR borrowing spread. The cash flow hedge matures in January, 2010.

**	Effective September, 2007, the Company entered into a cash flow hedge that swaps $25,000 of floating rate to fixed rate. The fixed rate cost is 4.605% plus the Company’s applicable LIBOR borrowing spread. The cash flow hedge matures in September, 2010.

**	Effective November, 2006, the Company entered into a cash flow hedge that swaps $40,000 of floating rate to fixed rate. The fixed rate cost is 4.82% plus the Company’s applicable LIBOR borrowing spread. The cash flow hedge matures in December, 2009.

***	The $130,000 term loan has $105,000 hedged. Effective March, 2006, the Company entered into a cash flow hedge that swaps $75,000 of floating rate to fixed rate. The fixed rate cost is 5.25% plus the Company’s applicable LIBOR borrowing spread. The cash flow hedge matures in November, 2010. Effective November 2006, the Company entered into an additional interest rate swap that swaps $30,000 of floating rate to fixed rate. The fixed rate cost is 4.765% plus the Company’s applicable LIBOR borrowing spread. This cash flow hedge matures in March, 2010.

MARTIN MIDSTREAM GP LLC.
NOTES TO CONSOLIDATED AND CONDENSED FINANCIAL STATEMENTS
(Dollars in thousands, except where otherwise indicated)
March 31, 2008
(Unaudited)
     The Company’s obligations under the credit facility are secured by substantially all of the Company’s assets, including, without limitation, inventory, accounts receivable, vessels, equipment, fixed assets and the interests in its operating subsidiaries and equity method investees. The Company may prepay all amounts outstanding under this facility at any time without penalty.
     In addition, the credit facility contains various covenants, which, among other things, limit the Company’s ability to: (i) incur indebtedness; (ii) grant certain liens; (iii) merge or consolidate unless it is the survivor; (iv) sell all or substantially all of its assets; (v) make certain acquisitions; (vi) make certain investments; (vii) make certain capital expenditures; (viii) make distributions other than from available cash; (ix) create obligations for some lease payments; (x) engage in transactions with affiliates; (xi) engage in other types of business; and (xii) its joint ventures to incur indebtedness or grant certain liens.
     The credit facility also contains covenants, which, among other things, require the Company to maintain specified ratios of: (i) minimum net worth (as defined in the credit facility) of $75,000 plus 50% of net proceeds from equity issuances after November 10, 2005; (ii) EBITDA (as defined in the credit facility) to interest expense of not less than 3.0 to 1.0 at the end of each fiscal quarter; (iii) total funded debt to EBITDA of not more than (x) 5.5 to 1.0 for the fiscal quarter ended September 30, 2005, (y) 5.25 to 1.00 for the fiscal quarters ending December 31, 2005 through September 30, 2006, and (z) 4.75 to 1.00 for each fiscal quarter thereafter; and (iv) total secured funded debt to EBITDA of not more than (x) 5.50 to 1.00 for the fiscal quarter ended September 30, 2005, (y) 5.25 to 1.00 for the fiscal quarters ending December 31, 2005 through September 20, 2006, and (z) 4.00 to 1.00 for each fiscal quarter thereafter. The Company was in compliance with the debt covenants contained in credit facility for the year ended December 31, 2007 and as of March 31, 2008.
     On November 10 of each year, commencing with November 10, 2006, the Company must prepay the term loans under the credit facility with 75% of Excess Cash Flow (as defined in the credit facility), unless its ratio of total funded debt to EBITDA is less than 3.00 to 1.00. There were no prepayments made or required under the term loan through March 31, 2008. If the Company receives greater than $15,000 from the incurrence of indebtedness other than under the credit facility, it must prepay indebtedness under the credit facility with all such proceeds in excess of $15,000. Any such prepayments are first applied to the term loans under the credit facility. The Company must prepay revolving loans under the credit facility with the net cash proceeds from any issuance of its equity. The Company must also prepay indebtedness under the credit facility with the proceeds of certain asset dispositions. Other than these mandatory prepayments, the credit facility requires interest only payments on a quarterly basis until maturity. All outstanding principal and unpaid interest must be paid by November 10, 2010. The credit facility contains customary events of default, including, without limitation, payment defaults, cross-defaults to other material indebtedness, bankruptcy-related defaults, change of control defaults and litigation-related defaults.
     Draws made under the Company’s credit facility are normally made to fund acquisitions and for working capital requirements. During the current fiscal year, draws on the Company’s credit facility have ranged from a low of $225,000 to a high of $279,200. As of March 31, 2008, the Company had $69,880 available for working capital, internal expansion and acquisition activities under the Company’s credit facility.
     In connection with the Company’s Stanolind asset acquisition on January 22, 2008, the Company borrowed approximately $6,000 under its revolving credit facility.
     In connection with the Company’s Monarch acquisition on October 2, 2007, the Company borrowed approximately $3,900 under its revolving credit facility.
     In connection with the Company’s Mega Lubricants acquisition on June 13, 2007, the Company borrowed approximately $4,600 under its revolving credit facility.
     In connection with the Company’s Woodlawn acquisition on May 2, 2007, the Company borrowed approximately $33,000 under its revolving credit facility.

MARTIN MIDSTREAM GP LLC.
NOTES TO CONSOLIDATED AND CONDENSED FINANCIAL STATEMENTS
(Dollars in thousands, except where otherwise indicated)
March 31, 2008
(Unaudited)
(10) INTEREST RATE CASH FLOW HEDGES
     The Company has entered into several cash flow hedge agreements with an aggregate notional amount of $195,000 to hedge its exposure to increases in the benchmark interest rate underlying its variable rate revolving and term loan credit facilities. The Company designated these swap agreements as cash flow hedges. Under these swap agreements, the Company pays a fixed rate of interest and receives a floating rate based on a three-month U.S. Dollar LIBOR rate. Because these swaps are designated as a cash flow hedge, the changes in fair value, to the extent the swap is effective, are recognized in other comprehensive income until the hedged interest costs are recognized in earnings. At the inception of these hedges, these swaps were identical to the hypothetical swap as of the trade date, and will continue to be identical as long as the accrual periods and rate resetting dates for the debt and these swaps remain equal. This condition results in a 100% effective swap for the following hedges:

Date of Hedge	Notional Amount	Fixed Rate	Maturity Date
January 2008	$25,000	3.400%	January 2010
September 2007	$25,000	4.605%	September 2010
November 2006	$40,000	4.820%	December 2009
March 2006	$75,000	5.250%	November 2010
     In November 2006, the Company entered into an interest rate swap that swaps $30,000 of floating rate to fixed rate. The fixed rate cost is 4.765% plus the Company’s applicable LIBOR borrowing spread. This interest rate swap matures in March 2010. The underlying debt related to this swap was paid prior to December 31, 2006; therefore, hedge accounting was not utilized. The swap has been recorded at fair value at March 31, 2008 with an offset to current operations.
     The net fair value of the interest rate swap agreements was recorded as a liability of approximately $(9,987) and $(4,677) at March 31, 2008 and December 31, 2007, respectively.
     The fair value of derivative assets and liabilities are as follows:

	March 31,	December 31,
	2008	2007
Fair value of derivative liabilities — current	$(4,491)	$(1,241)
Fair value of derivative liabilities — long term	(5,496)	(3,436)

Net fair value of derivatives	$(9,987)	$(4,677)

(11) COMMODITY CASH FLOW HEDGES
     The Company is exposed to market risks associated with commodity prices, counterparty credit and interest rates. The Company established a hedging policy and monitors and manages the commodity market risk associated with its commodity risk exposure. In addition, the Company is focusing on utilizing counterparties for these transactions whose financial condition is appropriate for the credit risk involved in each specific transaction.
     The Company uses derivatives to manage the risk of commodity price fluctuations. Additionally, the Company manages interest rate exposure by targeting a ratio of fixed and floating interest rates it deems prudent and using hedges to attain that ratio.
     In accordance with Statement of Financial Accounting Standards No. 133 (“SFAS No. 133”), Accounting for Derivative Instruments and Hedging Activities, all derivatives and hedging instruments are included on the balance sheet as an asset or a liability measured at fair value and changes in fair value are recognized currently in earnings unless specific hedge accounting criteria are met. If a derivative qualifies for hedge accounting, changes in the fair value can be offset against the change in the fair value of the hedged item through earnings or recognized in other comprehensive income until such time as the hedged item is recognized in earnings. The Company has

MARTIN MIDSTREAM GP LLC.
NOTES TO CONSOLIDATED AND CONDENSED FINANCIAL STATEMENTS
(Dollars in thousands, except where otherwise indicated)
March 31, 2008
(Unaudited)
adopted a hedging policy that allows it to use hedge accounting for financial transactions that are designated as hedges.
     Derivative instruments not designated as hedges are being marked to market with all market value adjustments being recorded in the consolidated statements of operations. As of March 31, 2008, the Company has designated a portion of its derivative instruments as qualifying cash flow hedges. Fair value changes for these hedges have been recorded in other comprehensive income as a component of equity.
     The fair value of derivative assets and liabilities are as follows:

	March 31,	December 31,
	2008	2007
Fair value of derivative assets — current	$—	$235
Fair value of derivative assets — long term	105	—
Fair value of derivative liabilities — current	(4,100)	(3,261)
Fair value of derivative liabilities — long term	(2,740)	(2,140)

Net fair value of derivatives	$(6,735)	$(5,166)

     Set forth below is the summarized notional amount and terms of all instruments held for price risk management purposes at March 31, 2008 (all gas quantities are expressed in British Thermal Units, crude oil and natural gas liquids are expressed in barrels). As of March 31, 2008, the remaining term of the contracts extend no later than December 2011, with no single contract longer than one year. The Company’s counterparties to the derivative contracts include Shell Energy North America (US) L.P., Morgan Stanley Capital Group Inc., Wachovia Bank and Wells Fargo Bank. For the period ended March 31, 2008, changes in the fair value of the Company’s derivative contracts were recorded in both earnings and in other comprehensive income as a component of equity since the Company has designated a portion of its derivative instruments as hedges as of March 31, 2008.

March 31, 2008
	Total
	Volume Per		Remaining Terms
Transaction Type	Month	Pricing Terms	of Contracts	Fair Value
Mark to Market Derivatives::
Natural Gas swap	30,000 MMBTU	Fixed price of $8.12 settled against Houston Ship Channel first of the month	April 2008 to December 2008	$(500)

Crude Oil Swap	3,000 BBL	Fixed price of $70.75 settled against WTI NYMEX average monthly closings	April 2008 to December 2008	(770)

Crude Oil Swap	3,000 BBL	Fixed price of $69.08 settled against WTI NYMEX average monthly closings	January 2009 to December 2009	(900)

Crude Oil Swap	3,000 BBL	Fixed price of $70.90 settled against WTI NYMEX average monthly closings	January 2009 to December 2009	(839)

Total swaps not designated	as cash flow hedges			$(3,009)

Cash Flow Hedges:

Crude Oil Swap	5,000 BBL	Fixed price of $66.20 settled against WTI NYMEX average monthly closings	April 2008 to December 2008	$(1,482)

MARTIN MIDSTREAM GP LLC.
NOTES TO CONSOLIDATED AND CONDENSED FINANCIAL STATEMENTS
(Dollars in thousands, except where otherwise indicated)
March 31, 2008
(Unaudited)

March 31, 2008
	Total
	Volume Per		Remaining Terms
Transaction Type	Month	Pricing Terms	of Contracts	Fair Value
Ethane Swap	5,000 BBL	Fixed price of $27.30 settled against Mt. Belvieu Purity Ethane average monthly postings	April 2008 to December 2008	(481)

Natural Gasoline Swap	3,000 BBL	Fixed price of $87.31 (Jan-Mar) and $85.10 (Apr-June) settled against Mt. Belvieu Non-TET natural gasoline average monthly postings.	April 2008 to June 2008	(61)

Natural Gasoline Swap	3,000 BBL	Fixed price of $86.52 settled against Mt. Belvieu Non-TET natural gasoline average monthly postings.	July 2008 to September 2008	(38)

Natural Gasoline Swap	3,000 BBL	Fixed price of $85.79 settled against Mt. Belvieu Non-TET natural gasoline average monthly postings.	October 2008 to December 2008	(39)

Natural Gas swap	30,000 MMBTU	Fixed price of $9.025 settled against Inside Ferc Columbia Gulf daily average	January 2009 to December 2009	(220)

Crude Oil Swap	1,000 BBL	Fixed price of $70.45 settled against WTI NYMEX average monthly closings	January 2009 to December 2009	(285)

Natural Gasoline Swap	2,000 BBL	Fixed price of $86.42 settled against Mt. Belvieu Non-TET natural gasoline average monthly postings.	January 2009 to December 2009	(24)

Crude Oil Swap	2,000 BBL	Fixed price of $69.15 settled against WTI NYMEX average monthly closings	January 2010 to December 2010	(519)

Crude Oil Swap	3,000 BBL	Fixed price of $72.25 settled against WTI NYMEX average monthly closings	January 2010 to December 2010	(682)

Crude Oil Swap	2,000 BBL	Fixed price of $99.15 settled against WTI NYMEX average monthly closings	January 2011 to December 2011	105

Total swaps designated as cash flow hedges				$(3,726)

Total net fair value of derivatives				$(6,735)

     On all transactions where the Company is exposed to counterparty risk, the Company analyzes the counterparty’s financial condition prior to entering into an agreement, and has established a maximum credit limit threshold pursuant to its hedging policy, and monitors the appropriateness of these limits on an ongoing basis. The Company has incurred no losses associated with the counterparty non-performance on derivative contracts.
     As a result of the Prism Gas acquisition, the Company is exposed to the impact of market fluctuations in the prices of natural gas, NGLs and condensate as a result of gathering, processing and sales activities. Prism Gas gathering and processing revenues are earned under various contractual arrangements with gas producers. Gathering revenues are generated through a combination of fixed-fee and index-related arrangements. Processing revenues are generated primarily through contracts which provide for processing on percent-of-liquids (POL) and percent-of-proceeds (POP) basis. Prism Gas has entered into hedging transactions through 2011 to protect a portion of its commodity exposure from these contracts. These hedging arrangements are in the form of swaps for crude oil, natural gas, ethane, and natural gasoline.

MARTIN MIDSTREAM GP LLC.
NOTES TO CONSOLIDATED AND CONDENSED FINANCIAL STATEMENTS
(Dollars in thousands, except where otherwise indicated)
March 31, 2008
(Unaudited)
     Based on estimated volumes, as of March 31, 2008, Prism Gas had hedged approximately 69%, 44%, 14% and 6% of its commodity risk by volume for 2008, 2009, 2010, and 2011, respectively. The Company anticipates entering into additional commodity derivatives on an ongoing basis to manage its risks associated with these market fluctuations, and will consider using various commodity derivatives, including forward contracts, swaps, collars, futures and options, although there is no assurance that the Company will be able to do so or that the terms thereof will be similar to the Company’s existing hedging arrangements.
Hedging Arrangements in Place
As of March 31, 2008

Year	Commodity Hedged	Volume	Type of Derivative	Basis Reference
2008	Condensate & Natural Gasoline	5,000 BBL/Month	Crude Oil Swap ($66.20)	NYMEX
2008	Natural Gas	30,000 MMBTU/Month	Natural Gas Swap ($8.12)	Houston Ship Channel
2008	Ethane	5,000 BBL/Month	Ethane Swap ($27.30)	Mt. Belvieu
2008	Natural Gasoline	3,000 BBL/Month	Crude Oil Swap ($70.75)	NYMEX
2008	Natural Gasoline	3,000 BBL/Month	Natural Gasoline Swap ($87.31)	Mt. Belvieu (Non-TET)
2008	Natural Gasoline	3,000 BBL/Month	Natural Gasoline Swap ($86.52)	Mt. Belvieu (Non-TET)
2008	Natural Gasoline	3,000 BBL/Month	Natural Gasoline Swap ($85.79)	Mt. Belvieu (Non-TET)
2008	Natural Gasoline	3,000 BBL/Month	Natural Gasoline Swap ($85.10)	Mt. Belvieu (Non-TET)
2009	Natural Gas	30,000 MMBTU/Month	Natural Gas Swap (9.025)	Columbia Gulf
2009	Condensate & Natural Gasoline	3,000 BBL/Month	Crude Oil Swap ($69.08)	NYMEX
2009	E Natural Gasoline	3,000 BBL/Month	Crude Oil Swap ($70.90)	NYMEX
2009	Condensate	1,000 BBL/Month	Crude Oil Swap ($70.45)	NYMEX
2009	Natural Gasoline	2,000 BBL/Month	Natural Gasoline Swap ($86.42)	Mt. Belvieu (Non-TET)
2010	Condensate	2,000 BBL/Month	Crude Oil Swap ($69.15)	NYMEX
2010	Natural Gasoline	3,000 BBL/Month	Crude Oil Swap ($72.25)	NYMEX
2011	Natural Gasoline	2,000 BBL/Month	Crude Oil Swap ($99.15)	NYMEX
     The Company’s principal customers with respect to Prism Gas’ natural gas gathering and processing are large, natural gas marketing servicers, oil and gas producers and industrial end-users. In addition, substantially all of the Company’s natural gas and NGL sales are made at market-based prices. The Company’s standard gas and NGL sales contracts contain adequate assurance provisions which allows for the suspension of deliveries, cancellation of agreements or discontinuance of deliveries to the buyer unless the buyer provides security for payment in a form satisfactory to the Company.
(12) Public Equity Offering
     In May 2007, the Company completed a public offering of 1,380,000 common units at a price of $42.25 per common unit, before the payment of underwriters’ discounts, commissions and offering expenses (per unit value is in dollars, not thousands). Total proceeds from the sale of the 1,380,000 common units, net of underwriters’ discounts, commissions and offering expenses were $55,933. The General Partner contributed $1,190 in cash to the Company in conjunction with the issuance in order to maintain its 2% general partner interest in the Company. The net proceeds were used to pay down revolving debt under the Company’s credit facility and to provide working capital.
     A summary of the proceeds received from these transactions and the use of the proceeds received therefrom is as follows (all amounts are in thousands):

Proceeds received:
Sale of common units	$58,305
General partner contribution	1,190

Total proceeds received	$59,495

MARTIN MIDSTREAM GP LLC.
NOTES TO CONSOLIDATED AND CONDENSED FINANCIAL STATEMENTS
(Dollars in thousands, except where otherwise indicated)
March 31, 2008
(Unaudited)

Use of Proceeds:
Underwriter’s fees	$2,107
Professional fees and other costs	265
Repayment of debt under revolving credit facility	55,850
Working capital	1,273

Total use of proceeds	$59,495

(13) COMMITMENTS AND CONTINGENCIES
     From time to time, the Company is subject to various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company.
     In addition to the foregoing, as a result of a routine inspection by the U.S. Coast Guard of the Company’s tug Martin Explorer at the Freeport Sulfur Dock Terminal in Tampa, Florida, the Company has been informed that an investigation has been commenced concerning a possible violation of the Act to Prevent Pollution from Ships, 33 USC 1901, et. seq., and the MARPOL Protocol 73/78. In connection with this matter, two of the Company’s employees were served with grand jury subpoenas during the fourth quarter of 2007. The Company is cooperating with the investigation and, as of the date of this report, no formal charges, fines and/or penalties have been asserted against the Company.